UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


             Northrop Grumman Corporation (formerly NNG, Inc.)
    --------------------------------------------------------------------
                              (Name of Issuer)




                                Common Stock
              ------------------------------------------------
                       (Title of Class of Securities)



                                666807 10 2
              ------------------------------------------------
                               (CUSIP Number)




                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520

            -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               April 3, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

                                        (Continued on following pages)

                                              Page 1 of 10 Pages



   CUSIP No. 666807 10 2                                    Page 2 of  10 Pages
-------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) [   ]
                                                                  (b) [ X ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO

-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [   ]

-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------
        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially       ------------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                  7,665,281
        Reporting        ------------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                  0
                         ------------------------------------------------------
                         10.   Shared Dispositive Power
                                7,665,281
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,665,281
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                [   ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.0%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO





    CUSIP No. 666807 10 2                                  Page 3 of  10 Pages
------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550

------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [   ]
                                                             (b) [ X ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO

-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [   ]

-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas

-------------------------------------------------------------------------------
        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially       ------------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 4,329,189
        Reporting        ------------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 0
                         ------------------------------------------------------
                          10.  Shared Dispositive Power
                               4,329,189
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,329,189
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                [   ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.1%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO




    CUSIP No. 666807 10 2                               Page 4 of  10 Pages
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a) [   ]
                                                            (b) [ X ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO

-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [   ]

-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Illinois

-------------------------------------------------------------------------------
        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially       ------------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 3,336,092
        Reporting        ------------------------------------------------------
         Person           9.   Sole Dispositive Power
          With
                         ------------------------------------------------------
                         10.   Shared Dispositive Power
                               3,336,092
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,336,092
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                [   ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.9%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO



                                                         Page 5 of  10 Pages

Item 1.           Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Northrop Grumman Corporation (formerly NNG, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1804 Century Park East, Los Angeles, California 90067.

Item 2.           Identity and Background.

     Trinity Universal Insurance Company ("Trinity") and United Insurance Company of America ("United") are wholly-owned subsidiaries of Unitrin, Inc. ("Unitrin"). For information concerning the directors and executive officers of Unitrin, Trinity and United, see Schedules UNIT, T and U, respectively, to this Schedule 13D. All persons listed on such Schedules are U.S. citizens.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

     To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

     The Common Stock held by the filing persons was acquired as part of an exchange offer whereby the Issuer offered shareholders of Litton Industries, Inc. ("Litton") the opportunity to exchange their shares of common stock of Litton and preferred stock of Litton for a combination of the Issuer's Common Stock, Series B Convertible Preferred Stock and cash. The Issuer announced the completion of the exchange offer on April 3, 2001. In the exchange offer, Unitrin and certain of its subsidiaries tendered an aggregate of 12,657,764 shares of common stock of Litton. In addition to the shares of Common Stock reported on the cover pages to this Schedule 13D, Unitrin and its subsidiaries expect to receive an aggregate of approximately 1.8 million shares of Series B Convertible Preferred Stock of Northrop and approximately $174 million in cash.

Item 4.           Purpose of Transaction.

     Except as otherwise noted, the filing persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions set forth in sub-items (a) through (j) of Item 4 of
Schedule 13D, except that the filing persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers in the open market, in privately negotiated transactions or otherwise. In addition, the filing persons may formulate other purposes, plans or proposals relating to the actions set forth in sub-items (a) through (j) of Item 4 of Schedule 13D to the extent deemed advisable in light of market conditions, investment policies and other factors.

Item 5.           Interest in Securities of the Issuer.

     For information regarding the aggregate number and percentage of the Common Stock held by the filing persons, as well as the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition, please see the information presented on the cover pages this
Schedule 13D, pages 2-4.

                                                         Page 6 of  10 Pages


     To the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person nor any person listed in the attached Schedules has entered into any transactions involving the Issuer's Common Stock except, with respect to the filing persons, for the transactions described in Item 3. To the best knowledge and belief of the filing persons, no one listed on the attached Schedules beneficially owns shares of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

     The Issuer and Unitrin have entered into a Registration Rights Agreement dated as of January 23, 2001 giving Unitrin certain "demand" and "piggyback" registration rights with respect to the Common Stock and the Northrop Series B Convertible Preferred Stock.

Item 7.           Material to be Filed as Exhibits.

Exhibit                    Description
---------                 --------------

1 Joint Filing Agreement, dated as of April 13, 2001, by and among Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America.

2.1 Registration Rights Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Operating Corporation (formerly known as Northrop Grumman Corporation), and Northrop Grumman Corporation (formerly known as NNG Inc.).



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 13, 2001,            UNITRIN, INC.

                                 By: /s/ Eric J. Draut
                                    --------------------------------------
                                 Name:  Eric J. Draut
                                 Title: Senior Vice President, Chief
                                        Financial Officer and Treasurer


Date: April 13, 2001,            TRINITY UNIVERSAL INSURANCE COMPANY

                                 By: /s/ Trinity Universal Insurance Company
                                     ---------------------------------------
                                 Name:  Scott Renwick
                                 Title: Assistant Vice President


Date: April 13, 2001,            UNITED INSURANCE COMPANY OF AMERICA

                                 By: /s/ United Insurance Company of America
                                     ----------------------------------------
                                 Name:  Samuel L. Fitzpatrick
                                 Title: Vice President



                                                                                           SCHEDULE UNIT

                                                       UNITRIN, INC.

-----------------------------------------------------------------------------------------------------------------
NAME (ALL U.S. CITIZENS                BUSINESS       POSITION WITH UNITRIN (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)                 ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
--------------------------------- ------------------- -----------------------------------------------------------
James E. Annable                          (2)         Director

--------------------------------- ------------------- -----------------------------------------------------------
David F. Bengston (8)                     (1)         Vice President

--------------------------------- ------------------- -----------------------------------------------------------
Eric J. Draut (8)                         (1)         Senior Vice President, Treasurer & Chief Financial Officer

--------------------------------- ------------------- -----------------------------------------------------------
Douglas G. Geoga                          (3)         Director

--------------------------------- ------------------- -----------------------------------------------------------
Reuben L. Hedlund                         (4)         Director

--------------------------------- ------------------- -----------------------------------------------------------
Jerrold V. Jerome                         (5)         Director

--------------------------------- ------------------- -----------------------------------------------------------
William E. Johnston, Jr.                  (6)         Director

--------------------------------- ------------------- -----------------------------------------------------------
Edward J. Konar                           (1)         Vice President

--------------------------------- ------------------- -----------------------------------------------------------
Scott Renwick                             (1)         Secretary & General Counsel

--------------------------------- ------------------- -----------------------------------------------------------
Richard Roeske(8)                         (1)         Vice President and Chief Accounting Officer

--------------------------------- ------------------- -----------------------------------------------------------
Fayez S. Sarofim                          (7)         Director

--------------------------------- ------------------- -----------------------------------------------------------
Donald G. Southwell (8)                   (1)         Senior Vice President

--------------------------------- ------------------- -----------------------------------------------------------
Richard C. Vie (8)                        (1)         Chairman of the Board, President & Chief Executive Officer

--------------------------------- ------------------- -----------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2) Mr. Annable is a Senior Vice President and Director of Economics of Bank One Corporation. One First National Plaza, Suite 0476, Chicago, Illinois 60670.
(3) Mr. Geoga is President of Hospitality Investment Fund, L.L.C. 200 West Madison, 38th Floor, Chicago, Illinois 60606.
(4) Mr. Hedlund is a partner in the law firm of Hedlund, Hanley & Trafelet. Sears Tower, Suite 5700, Chicago, Illinois 60606.
(5) Mr. Jerome is a retired executive. 41 Country Meadows Road, Rolling Hills Estates, California 90274.
(6) Mr. Johnston is President de Conseil de Surveillance and a director of Salins Europe. 155 N. Harbor Drive, Chicago, Illinois 60601.
(7) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010 (8) See also Schedule(s) T and/or U, filed herewith.



                                                                                         SCHEDULE U


                                       UNITED INSURANCE COMPANY OF AMERICA

----------------------------------------------------------------------------------------------------
NAME (ALL U.S. CITIZENS                BUSINESS       POSITION WITH UNITED (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)                 ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
--------------------------------- ------------------- ----------------------------------------------
Eric J. Draut (2)                         (1)         (A) Director

--------------------------------- ------------------- ----------------------------------------------
Patricia G. Grider                        (1)         Senior Vice President & Secretary

--------------------------------- ------------------- ----------------------------------------------
Richard J. Miller                         (1)         Vice President

--------------------------------- ------------------- ----------------------------------------------
Thomas D. Myers                           (1)         Treasurer

--------------------------------- ------------------- ----------------------------------------------
Don M. Royster, Sr.                       (1)         Director & President

--------------------------------- ------------------- ----------------------------------------------
David L. Smith                            (1)         Vice President

--------------------------------- ------------------- ----------------------------------------------
Donald G. Southwell (2)                   (1)         (A) Director & Chairman of the Board

--------------------------------- ------------------- ----------------------------------------------
Richard C. Vie (2)                        (1)         (A) Director

--------------------------------- ------------------- ----------------------------------------------
Charles L. Wood                           (1)         Vice President

--------------------------------- ------------------- ----------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      See also Schedule(s) T and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.



                                                                                        SCHEDULE T



                                      TRINITY UNIVERSAL INSURANCE COMPANY


NAME (ALL U.S. CITIZENS               BUSINESS       POSITION WITH TRINITY (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)                ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
-------------------------------- ------------------- ----------------------------------------------
David F. Bengston (3)                    (1)         Director

-------------------------------- ------------------- ----------------------------------------------
Roger M. Buss                            (2)         Vice President

-------------------------------- ------------------- ----------------------------------------------
Donald C. Crutchfield                    (2)         Vice President

-------------------------------- ------------------- ----------------------------------------------
Eric J. Draut (3)                        (1)         (A) Director

-------------------------------- ------------------- ----------------------------------------------
Judith E. Fagan                          (2)         Senior Vice President, Secretary & Director

-------------------------------- ------------------- ----------------------------------------------
William P. Fisanick                      (2)         Chief Actuary

-------------------------------- ------------------- ----------------------------------------------
Samuel L. Fitzpatrick                    (1)         Director

-------------------------------- ------------------- ----------------------------------------------
Dennis O. Halsey                         (2)         Senior Vice President

-------------------------------- ------------------- ----------------------------------------------
Ronald I. Henry                          (2)         Vice President

-------------------------------- ------------------- ----------------------------------------------
Dorothy A. Langley                       (2)         Vice President & Corporate Counsel

-------------------------------- ------------------- ----------------------------------------------
Clark H. Roberts                         (2)         Treasurer

-------------------------------- ------------------- ----------------------------------------------
Richard Roeske(3)                        (1)         Director

-------------------------------- ------------------- ----------------------------------------------
Donald G. Southwell (3)                  (1)         President, Director & Chairman of the Board

-------------------------------- ------------------- ----------------------------------------------
Richard C. Vie (3)                       (1)         (A) Director

-------------------------------- ------------------- ----------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231
(3)      See also, Schedules(s) U and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.